Exhibit (a)(8)

September 20, 2011

Dear Colleagues,

Today, PharMerica’s Board of Directors formally responded to the unsolicited tender offer by Omnicare and described the factors that led to the Board’s unanimous decision to reject that offer.

The Board, with the counsel of its independent financial and legal advisors, unanimously determined that Omnicare’s offer to acquire all outstanding shares of PharMerica at $15.00 per share in cash – like the proposals previously reviewed and rejected by the Board –undervalues PharMerica and is not in the best interests of PharMerica, our employees, our stockholders and our customers. The Board recommends that PharMerica stockholders not tender their shares into Omnicare’s offer. The full rationale for the Board’s recommendation are included in PharMerica’s Schedule 14D-9 filed today with the Securities and Exchange Commission, and posted in the investor section of the Company’s website.

The Board continues to be very enthusiastic about PharMerica’s future prospects. The Board also believes PharMerica’s outlook is bright and you are all a part of its future. The Board is confident in PharMerica’s strategic plan, which is focused on client retention, customer service, and improving its core pharmacy services and acquisitions.

Omnicare’s tender offer is set to expire at 12:00, midnight, New York City time, on October 4, 2011, but it can be extended by Omnicare. While we cannot predict what next steps Omnicare may take, I encourage you to not let Omnicare’s actions become a distraction. If you receive any media or other outside inquiries regarding this situation, please direct them to Tom Caneris, Sr. Vice President and General Counsel.

Thank you for your continued dedication and hard work.

Sincerely,